PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12.2

COMPUTATION OF RATIOS OF TOTAL DEBT TO TOTAL CAPITALIZATION
(in millions)

	December 31,
	2004	2003	2002
Short-term debt	$78.8	50.5	35.2
Current portion of long-term debt	45.9	204.6	127.0
Long-term debt	972.2	1,703.9	1,948.4

Total debt	1,096.9	1,959.0	2,110.6
Minority interests in consolidated subsidiaries	555.1	70.2	65.3
Common shareholders’ equity	4,343.1	3,063.8	2,813.6

Total capitalization	$5,995.1	5,093.0	4,989.5

Ratio of total debt to total capitalization	18.3%	38.5%	42.3%